March 2, 2017

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Company
RiverSource Variable Account 10
River Source RAVA 5 Advantage Variable Annuity
Request for Withdrawal of Registration Statement on Form N-4
File No. 333-215825/811-07355
Accession Number: 0001193125-17-025588

Dear Mr. Cowan:

On behalf of RiverSource Variable Account 10 (“Registrant”) and RiverSource Life Insurance Company (“Company”), we hereby request that the above-referenced registration statement filed on Form N-4 be withdrawn, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”).

The Registration Statement was filed with the Commission on January 31, 2017. We have since determined not to move forward with this initiative and represent that no securities were sold in connection with the proposed offering outlined in the Registration Statement.

If you have any questions regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel